EXHIBIT 99.1
MINDRAY ANNOUNCES OPTION EXCHANGE OFFER
Shenzhen, China — March 11, 2009 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide today announced today that its Board of Directors has authorized an option exchange program for certain options granted under the Mindray Medical International Limited Share Incentive Plan (the “Share Incentive Plan”). This exchange program, which is only available to eligible employees, is expected to provide additional incentive and retention value.
Under the terms of the exchange, participants will be able to tender vested and unvested outstanding options to purchase Class A ordinary shares of Mindray which have an exercise price greater than $24.00 per share in exchange for a lower number of newly granted options. The exercise price of the new options will be the closing price of Mindray common stock on the New York Stock Exchange on the exchange date. Mindray expects the offer to expire on March 15, 2009 and expects to grant the replacement options on March 16, 2009. The option exchange program is designed so that the current fair value of the options surrendered is similar to the fair value of the replacement options, and any additional expenses due to the exchange offer should be minimal.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” related to our offer to exchange certain stock options for replacement options. These statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Such information speaks only as of the date of this announcement, and we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
About Mindray
Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products and medical imaging systems. Mindray is globally headquartered in Shenzhen, China, with U.S. headquarters in Mahwah, New Jersey. Mindray also has another 12 international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paolo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
For investor and media inquiries please contact:
In the U.S.:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
May Li
Mindray Investor Relations
Tel: + 86 755 2658 2518
Email: may.li@mindray.com